Exhibit 21

Subsidiaries of the Federal Agricultural Mortgage Corporation

1.	Farmer Mac Mortgage Securities Corporation, a Delaware corporation.

2.	Farmer Mac II LLC, a Delaware limited liability company.

3.	Contour Valuation Services, LLC, an Iowa limited liability company.